SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011

ELTEK LTD.
(Name of Registrant)
Sgoola Industrial Zone, Petach Tikva, Israel
(Address of Principal Executive Office)

    Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

    Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

    Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

    If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

This Form 6-K is being incorporated by reference into the Registrant’s Form S-8 Registration Statements File Nos. 333-12012 and 333-123559.

SIGNATURES

    Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELTEK LTD. (Registrant)

By:	/s/ Amnon Shemer
Amnon Shemer
Chief Financial Officer

Date: November 30, 2011

Press Release

Eltek Reports Third Quarter 2011 Financial Results

•	Third quarter revenues increased 33% to $12.0 million
•	Third quarter net profit increased 358% to $573,000
•	Net Profit of $1.6 million for the first nine months of 2011

PETACH-TIKVA, Israel, November 30, 2011 (NASDAQ:ELTK) - Eltek Ltd., a leading Israeli manufacturer of advanced flex-rigid circuitry solutions, announced today its financial results for the quarter ended September 30, 2011.

Third Quarter 2011:

Revenues for the quarter ended September 30, 2011 increased 33% to $12.0 million compared to revenues of $9.0 million recorded in the third quarter of 2010.

Gross profit for the third quarter of 2011 increased 75% to $2.4 million (20.0% of revenues) from gross profit of $1.4 million (15.2% of revenues) in the third quarter of 2010. The increase in gross profit and gross profit as a percentage of revenues is primarily attributable to the increase in revenues.

Operating profit for the third quarter of 2011 was $959,000 compared to operating profit of $57,000 in the third quarter of 2010.

Net profit for the third quarter of 2011 increased 358% to $573,000, or $0.09 per fully diluted share, from net profit of $125,000, or $0.02 per fully diluted share, in the third quarter of 2010.

First nine months of 2011:

Revenues for the nine-month period ended September 30, 2011 increased 29% to $35.3 million compared to revenues of $27.5 million recorded in the first nine months of 2010.

Gross profit for the first nine months of 2011 increased 89% to $7.0 million (19.7% of revenues) compared to gross profit of $3.7 million (13.4% of revenues) in the first nine months of 2010.

Operating profit for the first nine months of 2011 was $2.3 million compared to an operating loss of $704,000 in the first nine months of 2010.

Net profit for the first nine months of 2011 was $1.6 million, or $0.24 per fully diluted share, compared with a net loss of $1.1 million, or ($0.13) per fully diluted share, in the first nine months of 2010.

EBITDA:

In the third quarter of 2011, Eltek had EBITDA of $1.6 million compared with EBITDA of $744,000 in the third quarter of 2010. In the first nine months of 2011, Eltek had EBITDA of $3.9 million compared with EBITDA of $1.2 million in the same period in 2010.

ELTEK uses EBITDA as a non-GAAP financial performance measurement. EBITDA is calculated by adding back to net income interest, taxes, depreciation and amortization. EBITDA is provided to investors to complement results provided in accordance with GAAP, as management believes the measure helps illustrate underlying operating trends in the Company's business and uses the measure to establish internal budgets and goals, manage the business and evaluate performance. EBITDA should not be considered in isolation or as a substitute for comparable measures calculated and presented in accordance with GAAP. Reconciliation between the company's results on a GAAP and non-GAAP basis is provided in a table immediately following the Consolidated Statement of Operations

Management Comments:

Arieh Reichart, President and Chief Executive Officer of Eltek commented: "The third quarter was another solid one for Eltek, as we managed to demonstrate continued strength in our core military and medical device markets. The increase in our revenues in the first three quarters of 2011 is mainly due to orders from our defense and aerospace customers, accompanied by improvements in our production lines and manufacturing processes, which enabled us to translate the increased demand for our products into increased revenue. We intend to continue with our efforts to capitalize on our leading position in the complex high-end PCB market to obtain more orders and sustained profitability."

Amnon Shemer, CFO of Eltek, added: “This is our third consecutive profitable quarter. All three quarters showed a double digit revenue increase over the comparative quarters in previous year. The increase in revenues was translated into profitability, mainly as a result of our efforts to keep the increase in cost of goods sold at a lower rate than the increase in revenues. In the third quarter we were successful in achieving our goal despite the increase in minimum wages in Israel, which became effective in July 2011. As a result, our gross profit increased by 75% in the third quarter of 2011 compared to 2010 and by 89% in the first nine months of 2011 compared to 2010.”

“In the third quarter we recorded financial expenses of $374,000, which were higher than the $160,000 recorded in the second quarter of this year, mainly due to the increase in the dollar exchange rate during the end of the third quarter. Such increase required us to record a net loss from hedging transactions and additional financial cost resulting from the re-evaluation of our dollar denominated bank loans.” Mr. Shemer concluded.

About the Eltek
Eltek is Israel's leading manufacturer of printed circuit boards, the core circuitry of most electronic devices. It specializes in the complex high-end of PCB manufacturing, i.e., HDI, multilayered and flex-rigid boards. Eltek's technologically advanced circuitry solutions are used in today's increasingly sophisticated and compact electronic products. For more information, visit
Eltek's web site at www.eltekglobal.com.

Forward Looking Statement:
Certain matters discussed in this news release are forward-looking statements that involve a number of risks and uncertainties including, but not limited to statements regarding expected results in future quarters, risks in product and technology development and rapid technological change, product demand, the impact of competitive products and pricing, market acceptance, the sales cycle, changing economic conditions and other risk factors detailed in the Company's Annual Report on Form 20-F and other filings with the United States Securities and Exchange Commission.

Eltek Ltd.
Consolidated Statements of Operations
(In thousands US$, except per share data)

	Three months ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2011	2010	2011	2010	2010
	Unaudited		Unaudited		Audited

Revenues	11,974	9,004	35,345	27,489	37,514
Costs of revenues	(9,585)	(7,638)	(28,389)	(23,801)	(32,690)

Gross profit	2,389	1,367	6,956	3,686	4,824

Selling, general and administrative expenses	(1,430)	(1,309)	(4,694)	(4,392)	(6,033)

Operating profit (loss)	959	57	2,262	(704)	(1,209)

Financial income (expenses), net	(374)	75	(590)	(411)	(609)

Profit (loss) before other income, net	585	133	1,672	(1,115)	(1,818)

Other income, net	1	1	10	2	2

Profit (loss) before income tax expenses	586	134	1,682	(1,114)	(1,816)

Income tax (expenses), net	(22)	1	(45)	(9)	(19)

Net Profit (loss)	564	135	1,637	(1,124)	(1,835)

Net profit (loss) attributable to non controlling interest	9	(10)	(19)	58	113

Net Profit (loss) attributable to controlling interest / Eltek	573	125	1,618	(1,066)	(1,722)

Earnings per share

Basic and diluted net gain (loss) per ordinary share	0.09	0.02	0.24	(0.13)	(0.26)

Weighted average number of ordinary shares
used to compute basic and diluted net gain (loss) per
ordinary share (in thousands)	6,610	6,610	6,610	6,610	6,610

Eltek Ltd.
Consolidated Balance Sheets
(In thousands US$)

	September 30,		December 31,
	2011	2010	2010
	Unaudited		Audited
Assets

Current assets
Cash and cash equivalents	1,310	1,219	1,513
Receivables: Trade, net of provision for doubtful accounts	8,425	7,201	7,490
Other	271	323	172
Inventories	5,154	4,283	4,282
Prepaid expenses	289	214	143

Total current assets	15,449	13,241	13,600

Assets held for employees' severance benefits	40	1,558	1,545

Fixed assets, less accumulated depreciation	7,588	8,207	8,162

Goodwill	540	540	530

Total assets	23,617	23,547	23,837

Liabilities and Shareholder's equity

Current liabilities
Short-term credit and current maturities of long-term debts	6,841	7,939	6,862
Accounts payable: Trade	5,920	5,277	6,087
Related parties	1,108	745	742
Other	4,439	3,913	3,973

Total current liabilities	18,308	17,874	17,664

Long-term liabilities
Long term debt, excluding current maturities	145	114	1,253
Employee severance benefits	421	1,568	1,596

Total long-term liabilities	566	1,682	2,849

Equity
Ordinary shares, NIS 0.6 par value authorized 50,000,000 shares, issued and outstanding 6,610,107 as of June 30, 2011, 6,610,107 as of June 30, 2011 and 6,610,107 as of December 31, 2010	1,384	1,384	1,384
Additional paid-in capital	14,328	14,328	14,328
Cumulative foreign currency translation adjustments	2,855	2,937	2,986
Capital reserve	695	695	695
Accumulated deficit	(14,716)	(15,587)	(16,244)
Shareholders' equity	4,546	3,757	3,149
Non controlling interest	197	234	175
Total equity	4,743	3,991	3,324
Total liabilities and shareholders' equity	23,617	23,547	23,837

Eltek Ltd.
Unaudited Non-GAAP EBITDA Reconciliations
For the period ended September 30, 2011
(In thousands US$, except per share data)

Non-GAAP EBITDA Reconciliations	Three months ended		Nine months ended		Year ended
	September 30,		September 30,		December 31,
	2011	2010	2011	2010	2010

GAAP net Income (loss)	573	125	1,618	(1,066)	(1,722)
Add back items:

Financial (income) expenses, net	374	(75)	590	411	609
Income tax (benefit) expense	22	(1)	45	9	19
Depreciation	583	695	1,642	1,870	2,054
Adjusted EBITDA	1,552	744	3,895	1,224	960